Exhibit 99.1

Form 51-102F3

MATERIAL CHANGE REPORT

Section 7.1 of National Instrument 51-102
Continuous Disclosure Obligations

ITEM 1:                      NAME AND ADDRESS OF REPORTING ISSUER

Jaguar Mining Inc.
125 North State Street
Concord, NH 03301
USA

ITEM 2:                      DATE OF MATERIAL CHANGE

November 6, 2008

ITEM 3:                      PRESS RELEASE

A press release with respect to the material change described herein was issued in Concord, New Hampshire through CNW Group on November 6, 2008.  A copy of the press release is attached hereto as Schedule A.

ITEM 4:                      SUMMARY OF MATERIAL CHANGE

Jaguar Mining Inc. ("Jaguar") announced that due to the retraction in gold prices and equity values in the gold sector, it elected to reduce its risk profile by delaying the Caeté Project until market conditions can support the investment in that project.  Jaguar will maintain the ability to restart the build-out program without risking the status of permits or other key elements.  Capital expenditure outlays will be 40% lower in the fourth quarter of 2008 and 70% lower in 2009, than had previously been expected.

ITEM 5:                      FULL DESCRIPTION OF MATERIAL CHANGE

For a full description of the material change, please refer to the press release attached hereto as Schedule A.

ITEM 6:                      RELIANCE ON SUBSECTION 7.1(2) of NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7:	OMITTED INFORMATION

Not applicable.

ITEM 8:                      EXECUTIVE OFFICER

The following executive officer of Jaguar is knowledgeable about the material change and this report:

Daniel R. Titcomb

President and Chief Executive Officer

(603) 224-4800

ITEM 9:	DATE OF REPORT

November 10, 2008.

Schedule A

See attached press release.

News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business/Financial Editors:
     Jaguar Mining Reports Q3 2008 Earnings

     <<
     Record Revenue and Adjusted Cash Flow; Places Caet Project and
     Greenfield Exploration on Hold
     >>

     JAG - TSX/NYSE Arca

     CONCORD, NH, Nov. 6 /CNW/ - Jaguar Mining Inc. ("Jaguar" or the
"Company") (JAG: TSX/NYSE Arca, JAG.NT: TSX) reports its financial and operational results for the period ended September 30, 2008. All figures are in U.S. dollars unless otherwise indicated.

     <<
     Q3 2008 KEY STATISTICS

     -   Record quarterly revenue of $25.8 million.

     -   Net loss of $1.3 million or $0.02 per share, which includes
         $2.1 million of charges related to unrealized mark-to-market losses for foreign exchange contracts and $5.5 million of charges related to unrealized foreign exchange translation losses. These charges were offset by a $6.5 million recovery of future income taxes.

     -   Cash flow from operations of $4.1 million before changes in non-cash working capital or $0.06 per share.

     -   CAPEX investments totaled $20.6 million.

     -   At September 30, 2008, cash and cash equivalents of $44.2 million, including restricted cash of $3.1 million.
     >>

     Commenting on the Q3 results, Daniel R. Titcomb, Jaguar's President and
CEO stated, "We had strong operating results and cash flow during the third quarter as Turmalina operations improved and the start of the commissioning phase at Pacincia met expectations. With three operations now working as designed, Jaguar has never been in a stronger position in terms of operations.
However, given the sharp retraction in gold prices and equity values in the gold sector, growth-oriented enterprises with our potential appear to have lost favor. In their place, investors seem to prefer enterprises with sustainable cash flow at lower risks. We have elected to reduce our risk profile by delaying our Caet Project until market conditions can support the investment. We will maintain the ability to re-start the build-out program quickly without risking the status of permits or other key elements. With this decision, we have significantly reduced our capital spending program. Our
CAPEX outlays in Q4 2008 will be nearly 40% lower and reduced by over 70% for
2009. Despite this change, we remain committed to our growth plans and are moving forward with the expansion at Turmalina. We expect FY 2009 gold output will increase approximately 40% above this year's production."

     <<
     Q3 2008 HIGHLIGHTS

     -   Sales in Q3 2008 increased to $25.8 million from $15.0 million in Q3
         2007, an increase of 72% due to both an increase in ounces of gold sold and an increase in the average realized gold price. The number of ounces of gold sold in Q3 2008 increased to 29,926 from 21,546 ounces in Q3 2007, an increase of over 39%. The average realized gold price in Q3 2008 increased to $862 per ounce from $694 in Q3 2007, an increase of 24%. Sales for the nine months ended September 30, 2008 totaled approximately $65.8 million compared to $32.9 million for the same period in 2007, a 100% increase.

     -   Gross profit in Q3 2008 increased to $6.9 million from $2.6 million in Q3 2007. Gross profit for the nine months ended September 30, 2008 increased to $20.3 million from $10.3 million for the same period in
         2007 due primarily to the increase in sales.

     -   Jaguar recorded a net loss before income taxes in Q3 2008 of
         $1.3 million compared to a loss of $8.7 million in Q3 2007. For the nine months ended September 30, 2008, the Company has posted a net loss of $0.8 million compared to a loss of $12.8 million for the same period in 2007.

     -   Cash flow from operating activities adjusted for the change in non-
         cash operating working capital generated $4.1 million of cash during
         Q3 2008 versus $0.4 million during Q3 2007 and generated
         $15.0 million of cash during the nine months ended September 30, 2008 versus $3.2 million for the same period in 2007 (see NON-GAAP
         PERFORMANCE MEASURES section below). This increase in cash flow adjusted for the change in non-cash working capital is a result of an increase in sales and gross profit generated by the Company.

     -   In Q3 2008, the Company produced 34,935 ounces of gold at an average cash operating cost of $461 per ounce compared to 20,334 ounces at an average cash operating cost of $346 per ounce during Q3 2007. Gold production in Q3 2008 increased 72% above the comparable quarter in
         2007. Costs for Q3 2008 were higher with the inclusion of the
         Pacincia operation, which entered the commissioning phase in the quarter, and the weaker U.S. dollar (US$") against the Brazilian real
         ("R$"). Excluding the impact of Pacincia, approximately 59% of the increase in average cash operating costs can be attributed to the weakness of the US$. The average exchange rate in Q3 2008 was
         R$1.67/US$1.00 compared to R$1.92/US$1.00 in Q3 2007. The US$ has strengthened against the R$ in the early part of Q4 2008. If the US$
         dollar continues to be strong against the R$, it will be favorable for Jaguar's future reported costs. At current exchange rates of between R$2.00-2.10 to US$1.00, Jaguar's Q3 2008 cash operating costs would have ranged between $367/oz to $385/oz, 17-20% lower than the
         $461/oz recorded.

     -   As at September 30, 2008, cash and cash equivalents totaled
         $44.2 million, including $3.1 million of restricted cash, mostly related to foreign exchange hedges.

     Q3 2008 OVERVIEW OF FINANCIAL RESULTS

     A summary of key operating results follows:

     (unaudited)
     ($ in 000s, except per share data)
     -------------------------------------------------------------------------
                                                  Three Months    Nine Months
                                                         Ended          Ended
                                                  September 30,  September 30,
                                                          2008           2008
     -------------------------------------------------------------------------

     Gold sales                                    $    25,799    $    65,783
     Production costs                                  (14,499)       (35,068)
     Other cost of goods sold                           (1,122)        (2,694)
     Depletion and amortization                         (3,277)        (7,770)
     -------------------------------------------------------------------------
     Gross profit                                        6,901         20,251
     -------------------------------------------------------------------------

     Operating expenses:
       Exploration                                         800          2,648
       Stock-based compensation                            205            698
       Administration                                    3,300          9,322
       Management fees                                     180            554
       Accretion expense                                   174            309
       Other                                               298            715
     -------------------------------------------------------------------------
       Total operating expenses                          4,957         14,246
     -------------------------------------------------------------------------

     Income before the following                         1,944          6,005
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Loss on forward derivatives                             -            318
     (Gain) loss on forward foreign exchange
      derivatives                                        1,489            (95)
     Foreign exchange loss (gain)                        5,189         (2,749)
     Interest expense                                    2,934         10,092
     Interest income                                      (758)        (3,459)
     Other non-operating expenses                          689          1,255
     -------------------------------------------------------------------------
       Total other expenses                              9,543          5,362

     Income (loss) before income taxes                  (7,599)           643
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Income taxes
       Current income taxes                                207          3,491
       Future income taxes (recovered)                  (6,505)        (2,034)
     -------------------------------------------------------------------------
       Total income taxes (recovered)                   (6,298)         1,457
     -------------------------------------------------------------------------

     Net (loss) for the period                          (1,301)          (814)
     Basic and diluted net loss per share          $     (0.02)   $     (0.01)
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Cash flow from operating activities as
      reported                                     $     7,553    $     4,128
     Adjustment:
     Change in non-cash operating working capital        3,421        (10,867)
     -------------------------------------------------------------------------
     Adjusted cash flow from operating activities  $     4,132    $    14,995
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Adjusted cash flow from operating activities
      per share                                    $      0.06    $      0.24
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Capital expenditures                          $    20,591    $    83,150
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Cash and cash equivalents (end of period)     $    41,096    $    41,096
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Average sales price per ounce                 $       862    $       891
     Gold sales (ounces)                                29,926         73,806
     -------------------------------------------------------------------------

     2009 OUTLOOK

     The Company's 2009 production and costs estimates are as follows:

                                                     Estimated      Estimated
                                                       FY 2009        FY 2009
     Operation                                      Production      Cash Cost
                                                           (oz)         ($/oz)

     Turmalina                                   80,000-85,000       $400-450
     Pacincia                                   65,000-70,000       $400-450
     Sabara                                             20,000       $430-490
                                               ---------------
       Total                                   165,000-175,000       $405-460

     Note: Estimated cash costs based on R$1.85 to $R$2.00 per US$1.00.
     >>

     NON-GAAP PERFORMANCE MEASURES

     The Company has included the non-GAAP performance measures discussed below in this press release. These non-GAAP performance measures do not have any standardized meaning prescribed by Canadian GAAP ("GAAP") and, therefore, may not be comparable to similar measures presented by other companies. The
Company believes that, in addition to conventional measures prepared in accordance with GAAP, these non-GAAP measures provide certain investors with additional information that will better enable them to evaluate the Company's performance. Accordingly, these non-GAAP measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared with GAAP.
     The Company has included cash operating cost per ounce processed because it believes these figures are a useful indicator of a mine's performance as they provide: (i) a measure of the mine's cash margin per ounce, by comparison of the cash operating costs per ounce to the price of gold; (ii) the trend in costs as the mine matures; and (iii) an internal benchmark of performance to allow for comparison against other mines. The definitions for these performance measures and reconciliation of the non-GAAP measures to reported
GAAP measures are set out below in the Summary of Cash Operating Cost per oz of gold produced.
     The Company uses the financial measure "adjusted cash flows from operating activities" and "adjusted cash flow per share" to supplement its consolidated financial statements. The presentation of adjusted cash flows from operating activity is not meant to be a substitute for cash flows from operating activities presented in the statement of cash flows in accordance with GAAP, but rather should be evaluated in conjunction with such GAAP measures. Adjusted cash flows from operating activities is calculated as operating cash flow excluding the change in non-cash operating working capital. The term adjusted cash flows from operating activities does not have a standardized meaning prescribed by GAAP, and therefore the Company's definitions are unlikely to be comparable to similar measures presented by other companies. The Company's management believes that the presentation of adjusted cash flows from operating activities provides useful information to investors because it excludes certain non-cash items and is a better indication of the Company's cash flow from operations. The items excluded from the computation of adjusted cash flows from operating activities, which are otherwise included in the Statements of Cash Flows prepared in accordance with
GAAP, are items that the Company does not consider to be meaningful in evaluating the Company's past financial performance or the future prospects and may hinder a comparison of its period to period cash flows.

     <<
     Adjusted Cash Flows from Operating Activities
     A non-GAAP Measure
     ($000s)
                                Three Months Ended        Nine Months Ended
                                   September 30              September 30
                           ---------------------------------------------------
                                2008         2007         2008         2007
                           ---------------------------------------------------
     Cash flow from
      operating activities
      as reported          $     7,553  $      (828) $     4,128  $    (2,530)
     Adjustment:
     Change in non-cash
      operating working
      capital                    3,421       (1,211)     (10,867)      (5,730)
                           ---------------------------------------------------
     Adjusted cash flow
      from operating
      activities           $     4,132  $       383  $    14,995  $     3,200

                                                    --------------------------
                                                    Three Months  Nine Months
                                                           Ended        Ended
     Summary of Cash Operating Cost per                September    September
     ounce of gold produced                             30, 2008     30, 2008
                                                    --------------------------
     Production costs per statement of operations    $14,499,000  $35,068,000
     Change in inventory(1)                            1,606,000     (360,000)
     Operational cost of gold produced(2)             16,105,000   34,708,000
       divided by
     Gold produced (oz)                                   34,935       77,130
       equals
     Cost per oz of gold produced                    $       461  $       450

                                                    --------------------------
                                                    Three Months  Nine Months
                                                           Ended        Ended
     Sabara Plant Cash Operating Cost                  September    September
     per ounce of gold produced                         30, 2008     30, 2008
                                                    --------------------------
     Production costs                                $ 3,515,000  $ 9,089,000
     Change in inventory(1)                              111,000      154,000
     Operational cost of gold produced(2)              3,626,000    9,243,000
       divided by
     Gold produced (oz)                                    4,974       13,693
       equals
     Cost per oz of gold produced                    $       729  $       675

                                                    --------------------------
                                                    Three Months  Nine Months
                                                           Ended        Ended
     Turmalina Plant Cash Operating Cost               September    September
     per ounce of gold produced                         30, 2008     30, 2008
                                                    --------------------------
     Production costs                                $ 6,977,000  $21,972,000
     Change in inventory(1)                              (60,000)  (2,068,000)
     Operational cost of gold produced(2)              6,917,000   19,904,000
       divided by
     Gold produced (oz)                                   19,321       52,797
       equals
     Cost per oz of gold produced                    $       358  $       377

                                                    --------------------------
                                                    Three Months  Nine Months
                                                           Ended        Ended
     Pacincia Plant Cash Operating Cost               September    September
     per ounce of gold produced                         30, 2008     30, 2008
                                                    --------------------------
     Production costs                                $ 4,007,000  $ 4,007,000
     Change in inventory(1)                            1,558,000    1,558,000
     Operational cost of gold produced(2)              5,565,000    5,565,000
       divided by
     Gold produced (oz)                                   10,640       10,640
       equals
     Cost per oz of gold produced                    $       523  $       523

     (1) Under the Company's revenue recognition policy, revenue is recognized when legal title passes. Since total cash operating costs are calculated on a production basis, this change reflects the portion of gold production for which revenue has not been recognized in the period.
     (2) The basis for calculating cost per ounce produced includes the change to gold in process inventory.

     NOTE REGARDING INCOME TAX EXPENSE IN Q3 2008 AND SUBSEQUENT PERIODS AND
     IMPACT ON ADJUSTED NET INCOME
     >>

     Income taxes recovered for the quarter ended September 30, 2008 reversed
$6.3 million of a previously recorded income tax expense. This large change in income taxes is related primarily to the significant weakening of the R$
during the quarter ended September 30, 2008 and its effect on the inter-company debt, which has increased substantially as a result of the
Company making US$ loans to its Brazilian subsidiaries for the purpose of financing construction and operations in Brazil. The Company is required to report a future income tax expense; however it is not actually required to pay such tax expense until such time as the inter-company debt is repaid. The amount of a tax liability that will actually be payable will depend on the foreign exchange rate in effect at the time the inter-company debt is repaid, if ever.
     The Company has bank accounts in Brazil, Canada and the United States.
Monies transferred into Brazilian banks by the Company are treated as loans to the Company's wholly-owned Brazilian subsidiaries. This debt is eliminated during consolidation in the Company's reported financials. As a result of changes in foreign currency valuations, specifically the exchange rate of the
R$ to the US$, the income tax expense the Company reports from period to period will vary as the inter-company debt is revalued in R$.
     Additional details are available in the Company's filings on SEDAR and
EDGAR, including Management's Discussion and Analysis of Financial Condition
and Results of Operations and Interim Consolidated Financial Statements for
the period ended September 30, 2008.

     <<
     CONFERENCE CALL DETAILS

     The Company will hold a conference call Friday, November 7th at 9:00 a.m.
EST, to discuss the results.

                     From North America:  800-476-3515
                     International:       213-416-2975
                     Replay:
                     From North America:  800-675-9924
                     International:       213-416-2185
                     Replay ID: 111108
                     Webcast: www.jaguarmining.com
     >>

     Presentation slides will be available prior to the call on the Company's homepage at www.jaguarmining.com.

     ABOUT JAGUAR MINING

     Jaguar is one of the fastest growing gold producers in Brazil with operations in a prolific greenstone belt in the state of Minas Gerais. The
Company intends to become a mid-sized gold producer over the next several years and is actively exploring and developing additional mineral resources at its 72,000 acre land base in Minas Gerais and on an additional 159,000 acres in the state of Ceara in the Northeast of Brazil through a joint venture.
Jaguar has no gold hedges in place thereby providing the leverage to gold prices directly to its investors. Additional information is available on the
Company's website at www.jaguarmining.com.

     FORWARD LOOKING STATEMENTS

     This press release contains forward-looking statements, within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and
applicable Canadian securities laws, concerning estimates of Jaguar's CAPEX outlays during Q4 2008 and 2009, moving forward with the expansion at
Turmalina and increasing production at this operation by 40% in 2009, cash operating costs for 2009, gold production targets for 2009, and becoming a mid-sized gold producer over the next several years. These forward-looking statements can be identified by the use of the words "intends", "expects",
"plans", "will" or variations of such words. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, or performance to be materially different from any future results or performance expressed or implied by the forward-looking statements.
     These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other ecological data, fluctuating gold prices and monetary exchange rates, the possibility of project cost delays and overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future, uncertainties related to production rates, timing of production and the cash and total costs of production, changes in applicable laws including laws related to mining development, environmental protection, and the protection of the health and safety of mine workers, the availability of labor and equipment, the possibility of labor strikes and work stoppages and changes in general economic conditions. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.
     These forward-looking statements represent our views as of the date of discussion. The Company anticipates that subsequent events and developments may cause the Company's views to change. The Company does not undertake to update any forward-looking statements, either written or oral, that may be made from time to time by or on behalf of the Company subsequent to the date of this discussion unless required to do so by law. For a discussion of important factors affecting the Company, including fluctuations in the price of gold and exchange rates, uncertainty in the calculation of mineral resources, competition, uncertainty concerning geological conditions and governmental regulations and assumptions underlying the Company's forward-looking statements, see the "CAUTIONARY NOTE" regarding forward-looking statements and "RISK FACTORS" in the Company's Annual
Information Form for the year ended December 31, 2007 filed on System for
Electronic Document Analysis and Retrieval and available at
http://www.sedar.com and the Company's Annual Report on Form 40-F for the year ended December 31, 2007 filed with the United States Securities and Exchange
Commission and available at www.edgar.com.

     %CIK: 0001333849

     /For further information: Investors and analysts: Bob Zwerneman, Vice
President of Corporate Development and Director of Investor Relations, (603)
224-4800, bobz(at)jaguarmining.com; Media inquiries: Valria Rezende DioDato,
Director of Communication, (603) 224-4800, valeria(at)jaguarmining.com/
     (JAG.NT. JAG JAG.)

CO:  Jaguar Mining Inc.

CNW 19:58e 06-NOV-08